UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

12 December 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Annie's, Inc.

File No. 1-35470 -- CF# 28959

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Annie's, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on October 31, 2012.

Based on representations by Annie's, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

> Exhibit 10.1   through March 31, 2021
> Exhibit 10.2   through September 30, 2017
> Exhibit 10.3   through September 28, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel